Exhibit 99.1

I-Mab

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2021 and 2022

I-MAB

Consolidated Balance Sheets as of December 31, 2021 and

Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,	As of June 30,
		2021	2022
	Notes	RMB	RMB	US$ (Note 2.5)
Assets
Current assets
Cash and cash equivalents		3,523,632	3,710,901	554,023
Accounts receivable	3, 14	33,081	510	76
Contract assets	3, 14	253,780	291,079	43,457
Short-term investments	2.4, 2.8	753,164	211,184	31,529
Inventories	4	27,237	—	—
Prepayments and other receivables	5	190,824	101,004	15,080
Total current assets		4,781,718	4,314,678	644,165
Property, equipment and software	6	45,716	61,141	9,128
Operating lease right-of-use assets		112,781	100,860	15,058
Intangible assets	7	119,666	119,277	17,808
Goodwill	8	162,574	162,574	24,272
Investments accounted for using the equity method	9(a)	352,106	217,662	32,496
Other non-current assets		26,634	15,380	2,296
Total assets		5,601,195	4,991,572	745,223
Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	10	593,335	547,472	81,736
Operating lease liabilities, current		30,669	42,527	6,349
Total current liabilities		624,004	589,999	88,085
Put right liabilities	2.4, 9(b)	96,911	70,242	10,487
Contract liabilities	14	224,000	240,006	35,832
Operating lease liabilities, non-current		81,786	61,302	9,152
Other non-current liabilities	10	14,934	13,948	2,082
Total liabilities		1,041,635	975,497	145,638
Commitments and contingencies	18
Shareholders’ equity
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of December 31, 2021 and June 30, 2022, respectively; 183,826,753 and 191,127,336 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	11	126	131	20
Additional paid-in capital		9,100,777	9,370,583	1,398,991
Accumulated other comprehensive income (loss)		(186,510)	47,051	7,025
Accumulated deficit		(4,354,833)	(5,401,690)	(806,451)
Total shareholders’ equity		4,559,560	4,016,075	599,585
Total liabilities and shareholders’ equity		5,601,195	4,991,572	745,223

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

I-MAB

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

For the Six Months Ended June 30, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Six Months Ended June 30,
		2021	2022
	Notes	RMB	RMB	US$ (Note 2.5)
Revenues
Licensing and collaboration revenue	14	17,775	23,756	3,547
Supply of investigational products	4	—	28,102	4,195
Total revenues		17,775	51,858	7,742
Cost of revenues		—	(27,237)	(4,066)
Expenses
Research and development expenses	2.18	(592,993)	(452,618)	(67,574)
Administrative expenses		(451,500)	(392,460)	(58,593)
Loss from operations		(1,026,718)	(820,457)	(122,491)
Interest income		9,409	6,566	980
Other income (expense), net	15	51,904	(51,944)	(7,755)
Equity in loss of affiliates	9	(114,200)	(181,022)	(27,026)
Loss before income tax expense		(1,079,605)	(1,046,857)	(156,292)
Income tax benefit		3,124	—	—
Net loss attributable to I-MAB		(1,076,481)	(1,046,857)	(156,292)
Net loss attributable to ordinary shareholders		(1,076,481)	(1,046,857)	(156,292)

Net loss attributable to I-MAB		(1,076,481)	(1,046,857)	(156,292)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax		(73,577)	233,561	34,870
Total comprehensive loss attributable to I-MAB		(1,150,058)	(813,296)	(121,422)

Net loss attributable to ordinary shareholders		(1,076,481)	(1,046,857)	(156,292)
Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	16	168,827,190	188,857,353	188,857,353
Net loss per share attributable to ordinary shareholders
—Basic and diluted	16	(6.38)	(5.54)	(0.83)
Net loss per ADS attributable to ordinary shareholders
—Basic and diluted		(14.67)	(12.74)	(1.90)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

I-MAB

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share			Accumulated
	(Note 11)			other
	(US$0.0001 par value)		Additional	comprehensive		Total
	Number of		paid-in	income	Accumulated	shareholders’
	shares	Amount	capital	(loss)	deficit	equity
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	164,888,519	114	7,701,116	(50,793)	(2,023,292)	5,627,145
Foreign currency translation adjustments	—	—	—	(73,577)	—	(73,577)
Net loss	—	—	—	—	(1,076,481)	(1,076,481)
Share-based compensation of I-Mab	—	—	334,723	—	—	334,723
Exercise of stock options	3,735,578	3	24,217	—	—	24,220
Issuance of ordinary shares for restricted share units (Note 13(d))	3,706,767	2	3,112	—	—	3,114
Exercise of warrants (Note 12)	4,683,191	3	589,390	—	—	589,393
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 9 (a))	—	—	31,158	—	—	31,158
Balance as of June 30, 2021	177,014,055	122	8,683,716	(124,370)	(3,099,773)	5,459,695

I-MAB

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Continued)

For the Six Months Ended June 30, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share
	(Note 11)			Accumulated
	(US$0.0001 par value)		Additional	other		Total
	Number of		paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	capital	loss	deficit	equity
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	183,826,753	126	9,100,777	(186,510)	(4,354,833)	4,559,560
Foreign currency translation adjustments	—	—	—	233,561	—	233,561
Net loss	—	—	—	—	(1,046,857)	(1,046,857)
Share-based compensation of I-Mab	—	—	196,942	—	—	196,942
Exercise of stock options	6,213,789	4	40,167	—	—	40,171
Issuance of ordinary shares for restricted share units (Note 13)	1,086,794	1	(1)	—	—	—
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 9(a))	—	—	32,698	—	—	32,698
Balance as of June 30, 2022	191,127,336	131	9,370,583	47,051	(5,401,690)	4,016,075

I-MAB

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Cash flows from operating activities
Net loss	(1,076,481)	(1,046,857)	(156,292)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property, equipment and software	6,729	12,201	1,822
Amortization of intangible assets	389	389	58
Loss on disposal of property, equipment and software	279	7	1
Gain on disposal of right-of-use assets	—	(56)	(8)
Fair value change of put right liabilities	(14,618)	(30,798)	(4,598)
Equity in loss of affiliates	114,200	181,022	27,026
Share-based compensation	334,723	196,942	29,403
Amortization of right-of use assets and interest of lease liabilities	6,817	21,072	3,146
Recognition of deferred cost for planned dual listing	—	14,613	2,182
Fair value change of short-term and other investments	(13,494)	23,765	3,548
Changes in operating assets and liabilities
Accounts receivable	130,498	32,571	4,863
Contract assets	(15,514)	(37,299)	(5,569)
Prepayments and other receivables	(8,115)	85,464	12,758
Inventories	—	27,237	4,066
Accruals and other payables	104,486	(49,090)	(7,329)
Contract liabilities	—	16,006	2,390
Other non-current liabilities	(2,775)	(986)	(147)
Deferred subsidy income	(2,949)	—	—
Lease liabilities	(6,817)	(17,361)	(2,592)
Net cash used in operating activities	(442,642)	(571,158)	(85,272)
Cash flows from investing activities
Purchase of property, equipment and software	(4,061)	(18,875)	(2,818)
Proceeds from disposal of short-term and other investments	3,676,642	2,326,215	347,295
Purchase of short-term and other investments	(4,053,963)	(1,808,000)	(269,927)
Net cash generated from (used in) investing activities	(381,382)	499,340	74,550

I-MAB

Unaudited Interim Condensed Consolidated Statements of Cash Flows (Continued)

For the Six Months Ended June 30, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Cash flows from financing activities
Payments of the issuance cost in relation to private placement	(128,786)	—	—
Payments of cost in relation to planned dual listing	(1,698)	(4,793)	(715)
Proceeds from exercise of warrants	589,393	—	—
Proceeds from exercise of stock options	24,220	40,171	5,997
Proceeds from issuance of ordinary shares for restricted share units	3,114	—	—
Net cash generated from financing activities	486,243	35,378	5,282
Effect of exchange rate changes on cash and cash equivalents	(70,942)	223,709	33,399

Net increase (decrease) in cash and cash equivalents	(408,723)	187,269	27,959
Cash and cash equivalents, beginning of the period	4,758,778	3,523,632	526,064
Cash and cash equivalents, end of the period	4,350,055	3,710,901	554,023
Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	6,817	17,361	2,592
Right-of-use assets obtained in exchange for operating lease obligations	34,057	6,851	1,023

Other supplemental cash flow disclosures
Withholding income tax paid	9,077	—	—

Non-cash activities
Accrued planned dual listing costs payable	1,916	—	—
Payables for purchase of property, equipment and software	—	14,699	2,195

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

I-Mab (the “Company”) was incorporated in the Cayman Islands on June 30, 2016 as an exempted company with limited liability under the Companies Act of the Cayman Islands. The Company and its subsidiaries (together the “Group”) are principally engaged in discovering and developing transformational biologics in the fields of immuno-oncology and immuno-inflammation diseases in the People’s Republic of China (the “PRC”) and other countries and regions.

As of June 30, 2022, the Company’s principal subsidiaries are as follows:

			Percentage
			of direct
			or indirect
		Date of	ownership
	Place of	incorporation or	by the
Subsidiaries	incorporation	acquisition	Company	Principal activities
I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”)	Hong Kong	July 8, 2016	100%	Investment holding
I-Mab Biopharma Co., Ltd. (“I-Mab Shanghai”)	PRC	August 24, 2016	100%	Research and development of innovative medicines
I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”)	PRC	July 15, 2017	100%	Research and development of innovative medicines
I-Mab Biopharma US Ltd.	U.S.	February 28, 2018	100%	Research and development of innovative medicines
Zhejiang Tianli Pharmaceutical Sales Co., Ltd.	PRC	September 29,2021	100%	Sales and distribution of medicine products

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the Group’s unaudited interim condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Group’s financial position as of June 30, 2022, and results of operations and cash flows for the six months ended June 30, 2021 and 2022. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2021, and related notes included in the Group’s audited consolidated financial statements. The financial information as of June 30, 2022 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements as of December 31, 2021.

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

2.2 Basis of consolidation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All inter-company balances and transactions have been eliminated in consolidation.

The Group consolidates entities in which it has a controlling financial interest based on either the variable interest entity (VIE) or voting interest model. The Group is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Group determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Group consolidates an entity when it holds a majority voting interest in an entity.

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting (see Note 9).

VIE Model

An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

Under the VIE model, limited partnerships are considered VIE unless the limited partners hold substantive kick-out or participating rights over the general partner. The Group consolidates entities that are VIEs when the Group determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

As of December 31, 2021 and June 30, 2022, the Group determined that the one entity subject to the consolidation guidance is a VIE for which the Group is not the primary beneficiary.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of short-term investments and put right liabilities, impairment of accounts receivables, contract assets, other receivables, long-lived assets, intangible assets and goodwill, useful lives of property, equipment and software, recognition of right-of-use assets and lease liabilities, cost-to-cost measure of progress for over time performance obligations, valuation of share-based compensation arrangements, deferred tax assets valuation allowances and provision for ongoing litigation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

2.4 Fair value measurements

Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, short-term investments, accounts receivable, contract assets, other receivables, short-term borrowings, accruals and other payables and put right liabilities. As of December 31, 2021 and June 30, 2022, except for short-term investments and put right liabilities, the carrying values of these financial assets and liabilities approximated their fair values because of their generally short maturities. The Group reports short-term investments and put right liabilities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive loss.

The Group measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4 Fair value measurements (continued)

Assets and liabilities measured at fair value on a recurring basis

The Group measures its short-term investments and put right liabilities at fair value on a recurring basis. As the Group’s short-term investments and put right liabilities are not traded in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of short-term investments and put right liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2021 and June 30, 2022:

	As of December 31, 2021
			Non-
	Active market	Observable input	observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	753,164	753,164
Liabilities:
Put right liabilities	—	—	96,911	96,911

	As of June 30, 2022
			Non-
	Active market	Observable input	observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	211,184	211,184
Liabilities:
Put right liabilities	—	—	70,242	70,242

The roll forward of major Level 3 financial assets and financial liabilities are as follows:

	Short-term	Put right
	and other investments	liabilities
	RMB	RMB
Fair value of Level 3 financial assets and liabilities as of December 31, 2021	753,164	96,911
Purchase of short-term and other investments	1,808,000	—
Disposal of short-term and other investments	(2,326,215)	—
Fair value changes	(23,765)	(30,798)
Currency translation differences	—	4,129
Fair value of Level 3 financial assets and liabilities as of June 30, 2022	211,184	70,242

See Note 9(b) for additional information about Level 3 put right liabilities measured at fair value on a recurring basis for as of December 31, 2021 and June 30, 2022.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5 Foreign currency translation

The Group uses Chinese Renminbi (“RMB”) as its reporting currency. The United States Dollar (“US$”) is the functional currency of the Group’s entities incorporated in the Cayman Islands, the United States of America (“U.S.”) and Hong Kong and the RMB is the functional currency of the Company’s PRC subsidiaries.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in other than the functional currencies are translated at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss.

The consolidated financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive loss. The exchange rates used for translation on December 31, 2021 and June 30, 2022 were US$1.00 = RMB6.3757 and RMB6.7114 respectively, representing the index rates stipulated by the People’s Bank of China.

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6981, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

2.6 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Group considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents.

2.7 Accounts receivable

Accounts receivable are stated at amortized cost less allowance for credit losses. The allowance for credit losses reflects the best estimate of future losses over the contractual life of outstanding accounts receivable and is determined on the basis of historical experience, specific allowances for known troubled accounts, other currently available information including customer financial condition, and both current and forecasted economic conditions.

2.8 Short-term investments

Short-term investments represent the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.9 Inventories

Prior to the regulatory approval of product candidates, the Company may incur expenses for the manufacture of drug product to support the commercial launch of those products. Until the date at which regulatory approval has been received or is otherwise considered probable, all such costs are recorded as research and development expenses as incurred.

Investigational products for external supply are capitalized as inventories with probable future economic benefit. Inventories are stated at the lower of cost and net realizable value, with cost determined in a manner that approximates the first-in, first-out method. The Company periodically analyzes its inventory levels, and writes down inventory that has become obsolete, inventory that has a cost basis in excess of its estimated realizable value and inventory in excess of expected sales requirements as cost of product sales. The determination of whether inventory costs will be realizable requires estimates by management. If actual market conditions are less favorable than projected by management, additional write-downs of inventory may be required, which would be recorded in the consolidated statements of comprehensive loss.

2.10 Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account of any estimated residual value:

Laboratory equipment	3 to 10 years
Software	1 to 5 years
Office furniture and equipment	5 years
Delivery equipment	4 years
Leasehold improvements	Lesser of useful life or lease term

The Group recognizes the gain or loss on the disposal of property, equipment and software in the consolidated statements of comprehensive loss.

2.11 Intangible assets

Intangible assets acquired in a business combination that are used in research and development activities, or in-process research and development (IPR&D) intangible assets, are considered indefinite lived until the completion or abandonment of the associated research and development efforts. During the period that those assets are considered indefinite lived, they are not amortized but are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. If after assessing the totality of events and circumstances and their potential effect on significant inputs to the fair value determination the Group determines that it is not more likely than not that the indefinite-lived intangible is impaired, then the entity shall calculate the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For IPR&D assets, the impairment loss is recognized in research and development expenses in the consolidated statements of comprehensive loss.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Intangible assets (continued)

Intangible assets with finite useful lives are amortized over their useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Group. The Group uses the straight-line amortization method when the economic benefits of the intangible assets are consumed or otherwise used up cannot be reliably determined. In particular, the Group amortizes the contract related intangible assets with finite useful lives over 10 to 20 years on a straight-line basis in accordance with the economic life of the out-licensed patent. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. If circumstances require an intangible asset be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset to its carrying amount. If the carrying amount is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. For intangible assets with finite useful life, the impairment loss is recognized in cost of revenues in the consolidated statements of comprehensive loss.

2.12 Impairment of long-lived assets

Long-lived assets, such as property, plant, and software, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As of December 31, 2021 and June 30, 2022, there was no impairment of the value of the Group’s long-lived assets.

2.13 Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Group allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is not amortized, but impairment of goodwill is tested on at least an annual basis or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes the Group’s evaluation of relevant events and circumstances affecting the Group’s single reporting unit, including macroeconomic, industry, market conditions and the Group’s overall financial performance. If qualitative factors indicate that it is more likely than not that the Group’s reporting unit’s fair value is less than its carrying amount, then the Group will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. As of December 31, 2021 and June 30, 2022, the Group determined that there were no indicators of impairment of the goodwill.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.14 Long-term investments

The Group’s long-term investments include equity investments in an affiliate in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. The investment is accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of the equity investee’s net income or loss after the date of investment. When the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests, applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, for this type of investments, the Group uses the Hypothetical Liquidation at Book Value (“HLBV”) method for allocating earnings or losses of the equity method investee. The HLBV method is considered as a balance sheet approach. Specifically, a calculation is prepared at each balance sheet date to determine the amount that the Group would receive if an equity investment entity were to liquidate all of its assets (as valued in accordance with U.S. GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is the Group’s share of the earnings or losses from the equity investment for the period.

As it relates to the share-based compensation awarded by an equity method investee to its own employees, the Group recognizes its proportionate share of the compensation expense over the vesting period, included in the equity in loss of affiliate in the consolidated statements of comprehensive loss. As it relates to the share-based compensation awarded by the Group to the equity method investee employees that are based on the Group’s stock, when the other investors do not provide proportionate value to the investee or the Group does not receive any consideration, the Group expenses the entire cost associated with the award in the same period the costs are recognized by the investee, to the extent that the Group’s claim on the investee’s book value has not been increased. The expenses recognized by the Group is included in the equity in loss of affiliate in the consolidated statements of comprehensive loss.

The Group evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investments is recognized in losses when the decline in value is determined to be other-than-temporary. No impairment charge was recognized for the year ended December 31, 2021 and six months ended June 30, 2022.

2.15 Deferred subsidy income

Deferred subsidy income consists of deferred income from government grants. Government grants mainly consist of cash subsidies received by the Group’s subsidiaries in the PRC from local governments as support on expenses relating to certain projects. Grants received with government specified performance obligations are recognized as other income when all the obligations have been satisfied. If such obligations are not satisfied, the Group may be required to refund the subsidy.

2.16 Revenue recognition

The Group adopted Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. An the entity performs the following five steps to account for the arrangements that an entity determines are within the scope of ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (continued)

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group audits the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

Collaboration revenue

At contract inception, we analyze its collaboration arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, we first determine if the collaboration is deemed to be within the scope of ASC 808. For any units of account that are reflective of a vendor-customer relationship those units of account are accounted for within the scope of ASC 606. For any units of account that are not accounted for under ASC 606 and therefore accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently.

The Group’s collaborative arrangements may contain more than one unit of account, or performance obligation, such as grant of licenses of intellectual property rights, promises to provide research and development services and other deliverables. The collaborative arrangements do not include a right of return for any deliverable. When multiple units of account or performance obligations are identified within the arrangements, the Group must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. In developing the stand-alone selling price for a performance obligation, the Group considers competitor pricing for a similar or identical product, market awareness of and perception of the product, expected product life and current market trends. In general, the consideration allocated to each performance obligation is recognized when the respective obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained.

Licenses of Intellectual Property:Upfront non-refundable payments for licensing the Group’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For the license that is determined to be distinct, the Group recognizes revenues in the amount of non-refundable, up-front fees allocated to the license at a point in time, upon which the license is transferred to the licensee and the licensee is able to use and benefit from the license.

Research and Development Services: The portion of the transaction price allocated to research and development services performance obligations is deferred and recognized as revenue over time as delivery or performance of such services provided to the Group’s customers occurs.

Milestone Payments: At the inception of each arrangement that includes development, commercialization, and regulatory milestone payments, the Group evaluates whether the milestones are considered probable of being reached and to the extent that a significant reversal of cumulative revenue would not occur in future periods, estimates the amount to be included in the transaction price using the most likely amount method. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Group recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Group re-evaluates the probability of achieving such development milestones and any related constraint, and if necessary, adjust the estimate of the overall transaction price. Any resulting adjustment is recorded on a cumulative catch-up basis, which would affect the Group’s reported revenues and earnings in the period of the adjustment.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the sales-based royalties or milestone payments relate, the Group recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (continued)

Supply of investigational products

Revenue from supply of investigational products is recognized when there is a transfer of control from the Group to the customer. The Group determines transfer of control based on when the product is delivered, and title passed to the customer. Sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Contract assets and liabilities

Contract assets primarily represent revenue earnings over time that are not yet billable based on the terms of the contracts. The Group does not have impairment losses associated with contracts with customers for the year ended December 31, 2021 and six months ended June 30, 2022.

Contract liabilities consist of fees invoiced or paid by the Group’s customers for which the associated performance obligations have not been satisfied and revenue has not been recognized based on the Group’s revenue recognition criteria described above.

Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. Contract assets are classified as current in the consolidated balance sheet when the Group expects to complete the related performance obligations and invoice the customers within one year of the balance sheet date, and as long-term when the Group expects to complete the related performance obligations and invoice the customers more than one year out from the balance sheet date. Contract liabilities are classified as current in the consolidated balance sheet when the revenue recognition associated with the related customer payments and invoicing is expected to occur within one year of the balance sheet date and as long-term when the revenue recognition associated with the related customer payments and invoicing is expected to occur in more than one year from the balance sheet date.

Cost-to-cost measure of progress for over time performance obligations

Under the Group’s certain licensing and collaboration arrangement entered into with a business partner, the Group recognized revenue using the cost-to-cost measure of progress for its over time performance obligations as this recognition best depicts the transfer of benefits to its business partner as costs are incurred under the licensing and collaboration arrangement. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of costs incurred to-date to the total estimated costs for completion of the performance obligations. The Group applied significant judgment in estimating the total estimated costs for completion of performance obligations under such licensing and collaboration arrangement.

2.17 Value-added-tax (“VAT”) recoverable and surcharges

Value added tax recoverable represent amounts paid by the Group for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 6% to 12% of the value-added-tax depending on the tax-payer’s location. The deductible input VAT balance is included in the prepayments and other receivables in the consolidated balance sheets, and VAT payable balance is recorded in the accruals and other payables in the consolidated balance sheets.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.18 Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related expenses of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to the Group, (3) expenses related to preclinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”), investigators and clinical trial sites that conduct the clinical studies, (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (5) other research and development expenses. Research and development expenses are charged to expenses as incurred when these expenditures are used for the Group’s research and development activities and have no alternative future uses.

The Group applied significant judgment in estimating the progress of its research and development activities and completion of or likelihood of achieving milestone events per underlying agreements when estimating the research and development costs to be accrued at each reporting period end. The process of estimating its research and development expenses involves reviewing open contracts and purchase orders, communicating with personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated costs incurred for the services when the Group has not yet been invoiced or otherwise notified of the actual costs.

The Group has acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial milestone payments, are immediately expensed as acquired in-process research and development in the period in which they are incurred, provided that the new drug compound does not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval are capitalized as intangible assets and amortized over the estimated remaining useful life of the related product. All development expenditures are recognized in profit or loss when incurred, as long as the conditions enabling capitalization of development expenses as an asset have not yet been met.

2.19 Leases

In accordance with ASC 842 adopted on January 1, 2019, the Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Group’s consolidated balance sheets. The Group does not have any finance leases since the adoption date.

ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i)elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments, which are presented in the consolidated statements of comprehensive loss.

2.21 Share-based compensation

The Group grants restricted shares and stock options to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards, if equity-classified, are measured at the grant date fair value of the awards and are recognized as expenses over the requisite period of the award, which is generally the vesting term of share-based payment awards.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation expense of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period when the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original awards over the remaining requisite service period after modification.

Share-based compensation in relation to the restricted shares is measured based on the fair market value of the Group’s ordinary shares at the grant date of the award. Prior to the listing, estimation of the fair value of the Group’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Group’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. In addition, the forfeiture rate is estimated based on an analysis of the Group’s actual forfeitures and the appropriateness of the forfeiture rate will continue to be evaluated based on the actual forfeiture experience, analysis of employee turnover and other factors. The fair value of these awards was determined with the assistance from an independent third-party valuation firm.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22 Income taxes

The Group accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future.

The Group evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in the financial statements the benefit of a tax position which is ‘‘more likely than not’’ to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

2.23 Business combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires all of the following steps: (i) identifying the acquirer, (ii) determining the acquisition date, (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, and (iv) recognizing and measuring goodwill or a gain from a bargain purchase. The consideration transferred in a business combination is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date.

The Group allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets may include, but are not limited to, future expected cash flows from acquired assets, timing and probability of success of clinical events and regulatory approvals, and assumptions on useful lives of the patents and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Additional information, such as that related to income tax and other contingencies, existing as of the acquisition date but unknown to us may become known during the remainder of the measurement period, not to exceed one year from the acquisition date, which may result in changes to the amounts and allocations recorded.

Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, the Group allocates the total cost of the acquisition, including transaction costs, to the net assets acquired based on their relative fair values.

2.24 Segment information

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in and derived from the PRC, no geographical segments are presented.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25 Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, shares issuable upon the issuance of ordinary shares to be issued to Everest using the if-converted method, shares issuable upon the conversion of the convertible promissory notes using the if-converted method, shares issuable upon the exercise of share options using the treasury stock method, shares issuable upon the issuance of ordinary shares for restricted shares units using the treasury stock method, and shares issuable upon the exercise of warrants using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

2.26 Adopted accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company adopted this from January 1, 2022, which did not have a material impact on the Group’s consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company adopted this from January 1, 2022, which did not have a material impact on the Group’s consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease (“ASU 2021-05”). It requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. The Company adopted this from January 1, 2022, which did not have a material impact on the Group’s consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.27 Recent accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). It requires issuers to apply ASC 606 Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. ASU 2021-08 is effective for the Company from January 1, 2023, with early adoption permitted. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

3. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS

Accounts receivable and contract assets, net of allowance for credit losses, consisted of the following:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Accounts receivable, gross	33,081	510	76
Allowance for credit losses	—	—	—
Accounts receivable, net	33,081	510	76

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Contract assets, gross	253,780	291,079	43,457
Allowance for credit losses	—	—	—
Contract assets, net	253,780	291,079	43,457

No allowance for credit losses was recorded as of December 31, 2021 and June 30, 2022.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. Inventories

Inventories consist of the following:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Investigational products	27,237	—	—

In April 2021, the Group entered into a master clinical supply agreement with AbbVie. Inc for the supply of investigational products for use in the clinical trials. For the year ended December 31, 2021, the Group recognized revenue of RMB47,911 for the products delivered to AbbVie. Inc. The inventories balance as of December 31, 2021 represented the investigational products that have been produced by the contract manufacturer and transferred control to the Group. For the six months ended June 30, 2021 and 2022, the Group recognized revenue of nil and RMB28,102 for the products delivered to AbbVie. Inc, respectively.

5. PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Prepayments:
- Prepayments to CRO vendors	79,568	70,560	10,534
- Prepayments for other services	906	11,850	1,769
- Prepayments to an affiliate (Note 19)	8,079	—	—
Value-added tax recoverable	89,578	15,725	2,348
Rental deposits	616	2,000	299
Others	12,077	869	130
	190,824	101,004	15,080

6. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consist of the following:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Cost
Laboratory equipment	36,295	43,972	6,565
Leasehold improvement	18,945	42,655	6,368
Software	11,071	13,609	2,032
Office furniture and equipment	2,468	11,060	1,651
Delivery equipment	—	162	24
Total property, equipment and software	68,779	111,458	16,640
Less: accumulated depreciation and amortization	(44,162)	(56,434)	(8,425)
Net book value	24,617	55,024	8,215
Construction in progress	21,099	6,117	913
Total net book value of property, equipment and software	45,716	61,141	9,128

The total amounts charged to the consolidated statements of comprehensive loss for depreciation and amortization expenses amounted to approximately RMB6.7 million and RMB12.2 million for the six months ended June 30, 2021 and 2022, respectively.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. INTANGIBLE ASSETS

Intangible assets as of December 31, 2021 and June 30, 2022 are summarized as follows:

	As of December 31, 2021
		Accumulated
	Gross carrying amount	amortization	Net carrying amount
	RMB	RMB	RMB
Intangible assets
TJ103	11,670	(2,334)	9,336
IPR&D TJ101	110,330	—	110,330
Total intangible assets	122,000	(2,334)	119,666

	As of June 30, 2022
		Accumulated
	Gross carrying amount	amortization	Net carrying amount
	RMB	RMB	RMB
Intangible assets
TJ103	11,670	(2,723)	8,947
IPR&D TJ101	110,330	—	110,330
Total intangible assets	122,000	(2,723)	119,277

The two IPR&D assets (TJ103 and TJ101) were acquired from the business combination of I-Mab Tianjin and its subsidiaries including Chengdu Tasgen Bio-Tech Co., Ltd. and Shanghai Tianyunjian Bio-Tech Co., Ltd. (together the “Tasgen Group”) in 2017. The licensor of these IPR&D assets was Genexine, Inc. The gross carrying amounts represent the fair value assigned to the respective research and development assets. At the date of acquisition, all three assets had not reached technological feasibility. They were considered indefinite lived.

IPR&D related to TJ103 was subsequently determined to have a finite useful life as a result of an out-licensing arrangement. Consequently, the Group uses the straight-line method to amortize the asset. The amortization for the six months ended June 30, 2021 and 2022 was RMB389 and RMB389, recognized as research and development expenses in the consolidated statements of comprehensive loss, respectively. The estimated amortization expense for each of the five succeeding fiscal years is RMB778.

As of December 31, 2021 and June 30, 2022, there was no impairment of the value of the Group’s intangible assets.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. GOODWILL

On July 15, 2017, the Group acquired 66.67% of the equity interests in the Tasgen Group by issuing convertible preferred shares, and controlled the board of directors and business of I-Mab Tianjin since then. Tasgen Group is principally engaged in the research and development of innovative medicines and the Group acquired Tasgen Group for its research team, technical experience, and IPR&D pipeline assets (see Note 7). As of December 31, 2021 and June 30, 2022, the goodwill of RMB162,574 represented the goodwill generated from the aforementioned acquisition of Tasgen Group and the business of Tasgen Group was fully integrated into the Company after the acquisition.

As of December 31, 2021 and June 30, 2022, the Group performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Group’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount and therefore the Group’s goodwill was not impaired.

9. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES

(a)     Investment accounted for using the equity method

Investment in I-Mab Hangzhou

I-Mab Hangzhou, incorporated on June 16, 2019, was a wholly owned subsidiary of I-Mab Hong Kong with registered capital of US$30 million, which was paid up by I-Mab Hong Kong on September 14, 2020.

On September 15, 2020 (the “Closing Date”), I-Mab Hong Kong entered into an equity transfer and investment agreement (the “SPA”) with (i) a limited partnership jointly established by the management of I-Mab Hangzhou to hold restricted equity of I-Mab Hangzhou issued to the management (“Management Holdco”), (ii) a limited partnership established to hold the shares of I-Mab Hangzhou for future equity incentive plan (“ESOP Holdco”) and (iii) a group of domestic investors in China (“Domestic Investors”).

In accordance with the terms of the SPA,

(i)	I-Mab Hong Kong agreed to assign all rights and obligations/ownership of certain drug candidates in different stages of development (“Target Pipelines”) to I-Mab Hangzhou as of the Closing Date as well as to transfer employment of a team of designated management/workforce to I-Mab Hangzhou. The Target Pipelines were evaluated by an independent valuer, with a total value of US$105 million as of the Closing Date;
(ii)	Management Holdco would acquire 10% of the equity of I-Mab Hangzhou from I-Mab Hong Kong with no consideration. The 10% equity is represented by I-Mab Hangzhou’s registered capital of US$3 million, and that after acquiring such equity, Management Holdco is committed to pay US$3 million in cash to I-Mab Hangzhou to fulfil its capital contribution obligations in a period of four years starting from the Closing Date;
(iii)	ESOP Holdco would acquire 5% of the equity of I-Mab Hangzhou from I-Mab Hong Kong with no consideration. The 5 % equity is represented by I-Mab Hangzhou’s registered capital of US$1.5 million. All of such equity would be used for I-Mab Hangzhou’s future equity incentive plan.
(iv)	Domestic Investors would acquire a total of 40% of the equity of I-Mab Hangzhou from I-Mab Hong Kong with no consideration. The 40% equity is represented by I-Mab Hangzhou’s registered capital of US$12 million, and after acquiring such equity of I-Mab Hangzhou, Domestic Investors would pay US$120 million collectively in cash to I-Mab Hangzhou to fulfil its capital contribution obligations.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(a)     Investment accounted for using the equity method (continued)

Investment in I-Mab Hangzhou (continued)

Upon closing of the SPA, the registered capital of I-Mab Hangzhou remained to be US$30 million. As of December 31, 2020 and June 30, 2021, among the total 25,500,000 outstanding shares of I-Mab Hangzhou, 13,500,000 shares were held by I-Mab Hong Kong while the remaining 12,000,000 shares was held by Domestic Investors. Shares subscribed by Management Holdco and ESOP Holdco, in the total number of 4,500,000, have not yet been purchased by or issued to Management Holdco and ESOP Holdco as of December, 31, 2020. Once all these 4,500,000 subscribed shares of I-Mab Hangzhou are purchased by or issued to Management Holdco and ESOP Holdco, the equity interest in I-Mab Hangzhou held by I-Mab Hong Kong, Domestic Investors, Management Holdco and ESOP Holdco would be 45%, 40%, 10% and 5% respectively. For the year ended December 31, 2021, 750,000 shares were issued to Management Holdco. No additional shares were issued to Management Holdco for the six months ended June 30, 2022.

On the same day, I-Mab Hong Kong also entered into a shareholders agreement with the aforementioned investors (the “SHA”). According to the SHA and I-Mab Hangzhou’s articles of association, the board of directors of I-Mab Hangzhou shall be composed of seven directors. The directors shall be elected in the following ways: I-Mab Hong Kong is entitled to appoint three directors, including the chairman of the board of directors, as well as nominate one independent director; the Management Holdco is entitled to appoint one director; two non-related entities of the Domestic Investors are entitled to appoint one director respectively (“Investors Directors”). Each director of the board of directors shall have one vote. I-Mab Hong Kong, Management Holdco and ESOP Holdco agree to act in concert, as long as each of Management Holdco and ESOP Holdco respectively holds equity in I-Mab Hangzhou, when exercising the rights as a shareholder.

As a result of the above transactions, I-Mab Hangzhou became an affiliate of the Group on the Closing Date in accordance with ASC 810 since I-Mab Hangzhou meets the definition of a business under ASC 805. Pipeline candidate related matters are considered to be the activities that most significantly impact the economic performance of I-Mab Hangzhou at the current stage, and these matters cannot be acted without the consent from Investors Directors. In accordance with ASC 810-10, I-Mab Hangzhou is a variable interest entity, and no shareholder shall consolidate I-Mab Hangzhou under VIE model as neither party have the power to direct all the activities that most significantly impact the economic performance of I-Mab Hangzhou. Therefore, the Group deconsolidated I-Mab Hangzhou and retained significant influence in I-Mab Hangzhou. The investment was accounted for using the equity method. The retained investment in the common stock of I-Mab Hangzhou was initially measured at fair value in accordance with ASC 810-10-40.

The Group determined the fair value of its retained equity interest with the assistance of an independent third-party valuation firm. The Group used equity allocation model to estimate the fair value of the investment. The fair value as of the Closing Date was US$112,039 (equivalent to approximately RMB764,352), which reflected the fact that the shares subscribed by Management Holdco and ESOP Holdco were not issued and outstanding as of the Closing Date.

A gain of RMB407,598 was recognized as a result of the deconsolidation in September 2020. The gain represented the difference between:

i)	The fair value of the retained noncontrolling investment in I-Mab Hangzhou at the Closing Date; and
ii)	The aggregate of all of the following:
a)	the carrying amount of transferred intellectual property related to TJ102 at the Closing Date (see Note 7);
b)	the fair value of the put right liabilities written by I-Mab Hong Kong to Domestic Investors;
c)	the carrying amount of I-Mab Hangzhou’s net assets at the Closing Date.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(a) Investment accounted for using the equity method (continued)

Investment in I-Mab Hangzhou (continued)

Subsequently, pursuant to the I-Mab Hangzhou’s articles of association, the Group applies the HLBV method to allocate earnings or losses of I-Mab Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. The Group recognized RMB83,042 in equity in loss of an affiliate in the consolidated statements of comprehensive loss for the six months ended June 30, 2021, and in investment accounted for using the equity method in the consolidated balance sheet as of June 30, 2021. The Group recognized RMB148,118 in equity in loss of an affiliate in the consolidated statements of comprehensive loss for the six months ended June 30, 2022, and in investment accounted for using the equity method in the consolidated balance sheet as of June 30, 2022.

The purchase price of US$3 million committed by Management Holdco under SPA, representing 10% of the equity of I-Mab Hangzhou, is significantly lower than the fair value of the corresponding subscribed shares as of the Closing Date. The excess is considered as share-based compensation to the I-Mab Hangzhou’s management for the services to be used or consumed in the I-Mab Hangzhou’s own operations. The share-based compensation is considered granted upon the Closing Date and cliff vests after five years of service since the Closing Date. Consequently, the Group recognizes its proportionate share of the compensation expense recorded by I-Mab Hangzhou. For the six months ended June 30, 2021 and 2022, the Group recognized RMB14,164 and RMB14,115 in equity in loss of an affiliate in the unaudited interim condensed consolidated financial statements of comprehensive loss, respectively.

Along with the equity transfer transaction, the team of designated management/workforce transferred from the Group to I-Mab Hangzhou consists of several grantees under the Group’s 2020 Share Incentive Plan (“2020 Plan”, see Note 13(d)). These individuals continued to qualify the definition of the eligible participants under the 2020 Plan after the Closing Date. Meanwhile, there has been no change to any of the award terms. The equity transfer transaction did not trigger the modification accounting to the share-based compensation. Additionally, given that I-Mab Hangzhou became an affiliate to the Group upon deconsolidation, and that the other shareholders of I-Mab Hangzhou are not providing proportionate value to sponsor the 2020 Plan nor is the Group receiving any consideration for the awards granted to employees of I-Mab Hangzhou, the Group is required, under Topic 323, to expense the full costs of share-based compensation as incurred at the same period as the costs are recognized by I-Mab Hangzhou. For the six months ended June 30, 2021 and 2022, such expenses of RMB12,338 and RMB 1,925 was recorded in the equity in loss of an affiliate in the unaudited interim condensed consolidated financial statements of comprehensive loss, respectively.

During 2021 and for the six months ended June 30, 2022, I-Mab Hangzhou granted stock options to its employees. Pursuant to the I-Mab Hangzhou’s articles of association, the Group applies the HLBV method to allocate earnings or losses of I-Mab Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. Accordingly, the Group recorded RMB4,656 and RMB16,658 in the equity in loss of an affiliate in the unaudited interim condensed consolidated financial statements of comprehensive loss for the six months ended June 30, 2021 and 2022, and in additional paid-in capital in the consolidated balance sheet as of June 30, 2021 and 2022, respectively.

As of December 31, 2021 and June 30, 2022, the carrying value of the Group’s long-term investment in I-Mab Hangzhou was RMB346,247 and RMB212,009, respectively.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(a) Investment accounted for using the equity method (continued)

Other long-term investment measured under equity method

In July 2021, the Group, as a limited partner, entered into a partnership agreement with other investors and subscribed RMB20,000 for a 4% equity interest in a partnership located in Hangzhou. In August 2021, the Group paid the initial investment of RMB6,000 to the partnership. Pursuant to the partnership agreement, the Group, as a limited partner, shall not participate in any activities in relation to management of the investment business. In addition, members of the investment committee shall only be appointed by the general partner. For the six months ended June 30, 2021 and 2022, the Group recorded nil and RMB206 in the equity in loss of affiliates in the unaudited interim condensed consolidated financial statements of comprehensive loss. As of December 31, 2021 and June 30, 2022, the carrying value of the Group’s long-term investment in this affiliate was RMB5,859 and RMB 5,653 in the unaudited interim condensed consolidated financial statements.

The Group presented the summarized financial information of the Group’s long-term investment measured under equity method below in accordance with Rule 4-08 of Regulation S-X (RMB in thousands).

	Six Months Ended
	June 30,
	2021	2022
Operating data:
Revenue	—	30,847
Gross profit (loss)	(506)	609
Loss from operations	(79,454)	(146,680)
Net Loss	(75,922)	(142,316)

	As of December 31,		As of June 30,
	2021		2022
	I-Mab	Other equity	I-Mab	Other equity
	Hangzhou	investments	Hangzhou	investments
Balance sheet data:
Current assets	602,047	20,037	547,002	24,145
Non-current assets	1,207,132	40,000	1,333,948	85,750
Current liabilities	168,763	50	306,044	50
Non-current liabilities	176,436	—	228,726	—
Non-controlling interests	—	—	—	—

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(b)Put right liabilities

Pursuant to the SHA, if I-Mab Hangzhou fails to close a public offering of I-Mab Hangzhou’s shares on the China Stock Exchange’s Science and Technology Innovation Board, Main Board, Small and Medium-Sized Enterprise Board, Growth Enterprise Board, or Hong Kong Stock Exchange, U.S. Stock Exchange, or other stock exchanges approved by the shareholders of I-Mab Hangzhou in accordance with provisions of the SHA within 4 years after September 15, 2020, I-Mab Hong Kong is obligated to repurchase the equity held by Domestic Investors in cash or in I-Mab’s stock (subject to the approval procedures of I-Mab) within 3 years from the expiration of the 4-year period after the Closing Date of September 15, 2020.

The put right written by I-Mab Hong Kong to Domestic Investors is a freestanding equity-linked instrument, which is classified as a put right liability and is initially measured at fair value. Subsequent changes in fair value are recorded in other income (loss) in the consolidated statements of comprehensive (loss).

The Group determined the fair value of the put right with the assistance of an independent third-party valuation firm. The Group used the option pricing model (finnerty model) to estimate the fair value of the put right using the following assumptions:

	As of		As of
	December 31,		June 30,
	2021		2022
Expected terms (Year)		2.7		2.2
Estimated volatility		34.5%		34.7%
Spot price	US$	171,134	US$	150,572
Probability of triggering event for redemption option		70%		60%

The model requires the input of key assumptions including the expected terms, estimated volatility, spot price and probability of triggering event for redemption option. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option. Expected terms is estimated based on the timing of a hypothetical redemption event which is assumed to be the earlier of expected redemption date or expected public offering date. Expected volatility is estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected terms of redemption event. The spot price was determined with assistance from an independent third-party valuation firm. The Group’s management is ultimately responsible for the determination of the spot price and probability of triggering event for redemption option.

Significant decreases in interval between valuation date and maturity date, estimated volatility, spot price and probability of triggering event for redemption option would result in a significantly lower fair value measurement.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. ACCRUALS AND OTHER PAYABLES

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$(Note 2.5)
Current:
Staff salaries and welfare payables	52,526	27,610	4,122
Accrued external research and development activities related expenses	367,976	353,197	52,731
Accrued planned dual listing costs payable	4,793	—	—
Payable due to an affiliate (Note 19)	—	8,757	1,307
Accrued termination fee (Note 14)	57,381	60,403	9,018
Non-refundable incentive payment from depositary bank (1)	2,369	2,493	372
Accrued traveling expenses, office expenses and others	108,290	95,012	14,186
	593,335	547,472	81,736
Non-current:
Non-refundable incentive payment from depositary bank (1)	4,934	3,948	589
Non-refundable payment received in relation to the exclusive promotion right granted to a third party (2)	10,000	10,000	1,493
	14,934	13,948	2,082
Total	608,269	561,420	83,818
(1)The Group received a non-refundable incentive payment of US$1,857 (equivalent to approximately RMB12,982) from depositary bank in April 2020. The amount was recorded ratably as other gains over a five-year arrangement period. For the six months ended June 30, 2021 and 2022, the Group has recorded RMB1,201 and RMB1,208 as other income in the interim condensed consolidated financial statements, respectively.
(2)In November 2021, the Group entered into a collaboration agreement with a third party located in China to grant the third party an exclusive right to conduct promotion activities for the TJ202 drug products in designated hospitals after the commercialization of TJ202 in future years. In November 2021, the Group received a non-refundable payment of RMB10,000 from the third party and recorded it as the non-current liabilities in the consolidated balance sheet as of December 31, 2021. This amount will be recorded as the deduction of the selling expenses after the commercialization of TJ202 products.

11. ORDINARY SHARES

As of December 31, 2018 and 2019, 500,000,000 ordinary shares had been authorized by the Company. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

On October 29, 2019, the Company’s shareholders and board of directors approved that immediately prior to the completion of initial public offering, the Company’s authorized share capital will be changed into US$80,000 divided into 800,000,000 ordinary shares of a par value of US$0.0001 each.

On January 17, 2020, the Company completed its IPO and became listed on the Nasdaq Global Market by issuing 7,407,400 American Depositary Shares (“ADSs”) at the price of US$14.00 per ADS for total gross proceeds of US$103.7 million. On February 10, 2020, the underwriters of the IPO have exercised their over-allotment option to purchase an additional 768,350 ADSs of the Company at the IPO price of US$14.00 per ADS. After giving effect to the exercise of the over-allotment option, the Company has issued and sold a total of 8,175,750 ADSs in the IPO, for total net proceeds of US$101.3 million (equivalent to RMB697,788), netting of issuance cost from total gross proceeds of US$114.5 million. Each ten ADSs represent twenty-three ordinary shares of the Company.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. ORDINARY SHARES (CONTINUED)

On January 17, 2020, the Company also issued 6,078,571 ordinary shares to Everest.

Upon the completion of the IPO, the Company’s then outstanding 30,227,056 Series A Preferred Shares, 23,288,783 Series B Preferred Shares, 3,714,580 Series B-1 Preferred Shares, 3,301,849 Series B-2 Preferred Shares, 31,046,360 Series C Preferred Shares and 3,857,143 Series C-1 Preferred Shares were converted into 30,227,056, 23,288,783, 3,714,580, 3,571,427, 34,420,469 and 4,537,814 ordinary shares, respectively.

On July 15, 2020, the Company’s Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of outstanding ADSs of the Group. The Company made a total prepayment of US$5,000 (equivalent to RMB34,051) for the share repurchase. The prepayment was collected subsequently in October 2020. No repurchase activity was taken place for the year ended December 31, 2021 and the six months ended June 30, 2022.

On September 3, 2020, the Company entered into definitive subscription agreements with a consortium of institutional investors (the “Investors”) to raise approximately US$418 million through a private placement. The consortium is led by Hillhouse Capital Group (“Hillhouse”), with significant participation by GIC Private Limited, and also includes certain other Asian and U.S. biotech investment funds, Hillhouse is entitled to nominate one representative to I-Mab’s Board of Directors.

The private placement comprises (1) the sale to the Investors of the Group’s 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS amounting to approximately US$418 million; and (2) warrants (the “Investor Warrants”, see Note 12 to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, which may further increase the proceeds of approximately US$104.5 million if the Investor Warrants are fully exercised. The Investor Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement. As of June 30, 2021, 4,683,191 warrants were exercised by the Investors. All the remaining warrants were exercised subsequently from July to September 2021. All the warrants were exercised by the Investors during the year ended December 31, 2021.

The subscription agreement with the Hillhouse entities contemplates two closings. The first closing occurred on September 11, 2020, and the second closing is conditioned upon an existing director of the Company having resigned to enable the Hillhouse entities to appoint a director to replace such director and the lemzoparlimab out-licensing agreement with AbbVie (see Note 14) being or remaining effective. Upon the first closing, 20,421,378 ordinary shares and 3,744,032 Investor Warrants were issued to the Investors for total gross proceeds of approximately US$293.0 million. On December 17, 2020, the Group entered into a written amendment made to the subscription agreement with the Hillhouse entities, which removed one of the two conditions for the second closing that an existing director of the Company having resigned to enable the Hillhouse entities to appoint a director to replace such director. The second closing occurred as the other condition was satisfied and 8,712,124 ordinary shares as well as 1,597,235 Investor Warrants were issued to the Hillhouse entities for total gross proceeds of approximately US$125.0 million. The total net proceeds, netting of issuance cost, from the private placement was US$397.2 million (equivalent to RMB2,653,669).

As of June 30, 2022, 16,283,005 stock options were exercised, and 6,462,934 restricted share units were issued as ordinary shares.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. WARRANTS

As mentioned in Note 11, on September 3, 2020, the Group entered into definitive subscription agreements with the Investors to raise approximately US$418 million through a private placement, which comprises the Investor Warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS.

The Subscription Agreement with the Hillhouse entities contemplates two closings. In the first closing occurred on September 11, 2020 and second closing occurred on December 17, 2020, the Investor Warrants were issued with fixed exercise prices of US$45.00 per ADS (equivalent to US$19.57 per share). The Investor Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement. The number of common share purchasable upon exercise of the Investor Warrants shall be proportionally adjusted to reflect any share dividend, share split, combination of shares or reverse share split, or other similar event affecting the number of outstanding common shares. All the warrants were exercised by the Investors during the year ended December 31, 2021.

Accounting for warrants to purchase ordinary shares

The Investor Warrants are regarded as indexed to the Company’s own stock and were classified as equity and initially measured at fair value and subsequent changes in fair value are not recognized as long as the Investor Warrants continue to be classified as equity. The estimated fair value of the Investor Warrants was shown below, which were used to determine the allocation of the total proceeds for the sale of ordinary shares between the Investor Warrants and ordinary shares.

		Exercise		Fair value at
		Price per		the closing
		share	Outstanding	date
	Terms	US$	Units	RMB’000
Warrants to purchase ordinary shares (first closing on September 11, 2020)	12 months	19.57	3,744,032	71,874
Warrants to purchase ordinary shares (second closing on December 17, 2020)	12 months	19.57	1,597,235	37,869

The Group determined the fair value of the warrants with the assistance of an independent third-party valuation firm. The Group used the binomial model to estimate the fair value of the warrant on September 11, 2020 and December 17, 2020 when the Investor Warrants were issued using the following assumptions:

	As of September 11,		As of December 17,
	2020		2020
Risk-free rate of return		0.12%		0.08%
Maturity date		September 11, 2021		December 17, 2021
Estimated volatility rate		60.72%		59.56%
Exercise price	US$	19.57	US$	19.57

The model requires the input of assumptions including the risk-free rate of return, maturity date and estimated volatility rate. The risk-free rate for periods within the contractual life is based on the US treasury strip bond with maturity similar to the maturity of the warrants as of valuation dates plus a China country risk premium. For expected volatilities, the Group has made reference to the historical daily stock prices volatilities of ordinary shares of several comparable companies in the same industry as the Group.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION

(a) 2017 Employee Stock Option Plan (“2017 Plan”)

In October 2017, the Company adopted the 2017 Plan. Under the 2017 Plan, a maximum aggregate number of 13,376,865 shares that may be issued pursuant to all awards granted was approved. Stock options granted to an employee under the 2017 Plan will be exercisable upon the Company completes a listing and the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee's date of employment. Employees are generally subject to a three-year service schedule, under which an employee earns an entitlement to vest in 50% of the option grants on the second anniversary of the grant date, a vesting of the remaining 50% on the third anniversary of the applicable grant date. The stock option under 2017 Plan, to the extent then vested, shall become exercisable only upon the earlier of (i) a listing, and (ii) occurrence of a change in control.

On December 25, 2019, the Second Amended and Restated 2017 Plan was approved by the shareholders and board of directors of the Company, pursuant to which, in connection with the Company’s IPO, the maximum aggregate number of shares that may be granted pursuant to all awards under 2017 Plan shall be adjusted in accordance with a formula pre-approved by the shareholders. In connection with above amendments to 2017 Plan, each of the Company’s founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, is willing to irrevocably surrender by him or her, for no consideration, a portion of the unvested options granted to him or her, which, if vested, would entitle him or her to acquire up to 130,000 ordinary shares of the Company, par value US$0.0001 per share, at an exercise price of US$1.0, respectively, under the Second Amended and Restated 2017 Plan (in respect of each individual, the “Founder’s Surrendered Options”). On December 25, 2019, the board of directors of the Company approved that the Company accepts all Founder’s Surrendered Options from each of the founders, Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, for no consideration, with effect immediately prior to the completion of the IPO and such surrendered options be cancelled with effect immediately prior to the completion of the IPO.

Prior to the Company completes a listing, all stock options granted to an employee shall be forfeited at the time the employee terminates his employment with the Group. After the Company completes a listing, vested options not exercised by an employee shall be exercised until later of: (i) 90 days after the date when the options become exercisable, or (ii) 30 days after the date of cessation of employment or directorship, or such longer period as the Board of Directors may otherwise determine.

The Group did not grant any stock options to employees for the year ended December 31, 2021 and six months ended June 30, 2022. 2,569,017 and 2,098,008 stock options were exercisable as of December 31, 2021 and June 30, 2022, respectively.

The following table sets forth the stock options activities of 2017 Plan for the six months ended June 30 2022 presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2021	2,569,017	1.00	5.79	50,361
Exercised	(471,009)	1.00	—	—
Outstanding as of June 30, 2022	2,098,008	1.00	5.28	8,209
Exercisable as of June 30, 2022	2,098,008	1.00	5.28	8,209

All the stock options were vested as of December 31, 2021.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(a) 2017 Employee Stock Option Plan (“2017 Plan”) (continued)

Share-based compensation expenses related to the stock options of 2017 Plan are included in:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Administrative expenses	2,448	—	—
Research and development expenses	(292)	—	—
Equity in loss of an affiliate	519	—	—
	2,675	—	—

(b) 2018 Employee Stock Option Plan (“2018 Plan”)

On February 22, 2019, the Group adopted the 2018 Plan, which was subsequently amended on July 22, 2019. Under the amended and restated 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 14,005,745, and if the Group successfully lists on an internationally recognized securities exchange for a Qualified Public Offering by December 31, 2019, the maximum aggregate number of ordinary shares which may be issued shall be 15,452,620.

On December 25, 2019, the Second Amended and Restated 2018 Plan were approved by the shareholders and board of directors of the Company, pursuant to which, in connection with the Company’s IPO, the maximum aggregate number of shares that may be granted pursuant to all awards under 2018 Plan shall be adjusted in accordance with a formula pre-approved by the shareholders. In connection with above amendments to 2018 Plan, the director of the Company, Dr. Jingwu Zhang Zang is willing to irrevocably surrender by him, for no consideration, of the right to acquire a certain amount of ordinary shares of the Company, par value US$0.0001 per share, at an exercise price of US$1.0 pursuant to the options granted to him under the Second Amended and Restated 2018 Plan (the “Dr. Zang’s Surrendered Options”). On December 25, 2019, the board of directors of the Company approved that the Company accepts the irrevocable surrender of Dr. Zang’s Surrendered Options for no consideration, with effect immediately prior to the completion of the IPO and such surrendered options be cancelled with effect immediately prior to the completion of the IPO.

Stock options granted to an employee under the 2018 Plan will be generally exercisable when the Company completes a listing and the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. The vesting schedule shall generally be a two-year vesting schedule consisting of a cliff vesting 50% on the first anniversary of the applicable vesting commencement date, and a vesting of the remaining 50% on the second anniversary of the applicable vesting commencement date. If a listing occurs at anytime prior to any option granted under the 2018 Plan becoming full vested, and to the extent such option has been granted and outstanding, any such option shall vest in full with immediate effect upon the listing. Except as otherwise approved by the board of directors, vested portion of option shall become exercisable upon the earlier of six months after a listing or the occurrence of a change in control; provided, however that in each case, no option of an employee shall become exercisable until the third anniversary of such employee’s employment commencement date.

The Group did not grant any stock options to employees for the year ended December 31, 2021 and the six months ended June 30, 2022. 7,553,236 and 1,825,101 stock options were exercisable as of December 31, 2021 and June 30, 2022, respectively.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(b) 2018 Employee Stock Option Plan (“2018 Plan”) (continued)

The following table sets forth the stock options activities of 2018 Plan for the six months ended June 30, 2022:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2021	7,553,236	1.00	7.15	148,076
Exercised	(5,728,135)	1.00	—	—
Outstanding as of June 30, 2022	1,825,101	1.00	6.65	7,142
Exercisable as of June 30, 2022	1,825,101	1.00	6.65	7,142

All the stock options were vested as of December 31, 2021.

Share-based compensation expenses related to the stock options of 2018 Plan are included in:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Administrative expenses	3,906	—	—
Research and development expenses	55	—	—
Equity in loss of an affiliate	258	—	—
	4,219	—	—

(c) 2019 Share Incentive Plan (“2019 Plan”)

On October 29, 2019, the Group adopted 2019 Share Incentive Plan (the “2019 Plan”), which will become effective immediately prior to the completion of the Company’s initial public offering. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance shall initially be 100,000.

The options shall vest when the Group completes a listing and the employee renders service to the Group in accordance with a stipulated service schedule starting from the employee’s date of employment. Stock options granted to 3 independent directors under the 2019 Plan will be generally exercisable under the following terms:(a) a cliff vesting of 1/3 of the option on the first anniversary of the vesting commencement date (January 17, 2020); (b) a cliff vesting of 1/3 of the option on the second anniversary of the vesting commencement date (January 17, 2020); (c) a vesting of the remaining 1/3 of the option on the third anniversary of the vesting commencement date. In the last year of the grantee's service, the options shall vest on a prorated basis to reflect the portion of the year during which the grantee provided services to the Group.

For the year ended December 31, 2020, the Group granted 72,000 stock options to 3 independent directors (all with an exercise price of US$6.09). 24,000 and 48,000 options were exercisable as of December 31, 2021 and June 30, 2022, respectively.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(c) 2019 Share Incentive Plan (“2019 Plan”) (continued)

The following table sets forth the stock options activities of 2019 Plan for the six months ended June 30, 2022 presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2021	72,000	6.09	8.05	1,045
Granted	—	—	—	—
Outstanding as of June 30, 2022	72,000	6.09	7.56	—
Exercisable as of June 30, 2022	48,000	6.09	7.56	—

A summary of non-vested stock options activity for the six months ended June 30, 2022 is presented below:

		Weighted average
		grant-date fair value
	Number of shares	US$
Non-vested at December 31, 2021	48,000	4.50
Vested	(24,000)	4.50
Non-vested at June 30, 2022	24,000	4.50

Share-based compensation expenses related to the stock options of 2019 Plan are included in:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Administrative expenses	374	147	23
Research and development expenses	—	—	—
Equity in loss of an affiliate	—	—	—
	374	147	23

(d) 2020 Plan

On July 15, 2020, the Group adopted 2020 Share Incentive Plan (“2020 Plan”). Under the 2020 Plan, the maximum aggregate number of shares authorized to be issued is 10,760,513 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 7,686,081 ordinary shares.

Stock options granted to employees under the 2020 Plan are graded vesting in four years with 25% vesting each year.

For the year ended December 31, 2021 and six months ended June 30, 2022, the Group granted 133,913 and 2,026,300 stock options to its employees, respectively. 192,340 options and 387,309 options were exercisable as of December 31, 2021 and June 30, 2022, respectively.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(d) 2020 Plan (continued)

The following table sets forth the stock options activities of 2020 Plan for the six months ended June 30, 2022:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2021	997,773	7.61	8.68	12,967
Granted	2,026,300	9.20	—	—
Exercised	(14,645)	5.91	—	—
Forfeited	(85,082)	6.43	—	—
Expired	(35,691)	6.16	—	—
Outstanding as of June 30, 2022	2,888,655	8.78	9.25	—
Exercisable as of June 30, 2022	387,309	6.98	8.18	—

A summary of non-vested stock option activities for the six months ended June 30, 2022 is presented below:

		Weighted average
		grant-date fair value
	Number of shares	US$
Non-vested at December 31, 2021	805,433	9.44
Granted	2,026,300	4.45
Vested	(245,305)	9.40
Forfeited	(85,082)	5.02
Non-vested at June 30, 2022	2,501,346	5.43

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Six Months Ended June 30,
	2021	2022
Expected volatility	50.78%-51.84%	53.66%
Risk-free interest rate (per annum)	1.32%-1.88%	1.88%
Exercise multiple	2.20-2.80	2.20-2.80
Expected dividend yield	—	—
Contractual term (in years)	10	10

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(d) 2020 Plan (Continued)

Share-based compensation expenses related to the stock options of 2020 Plan are included in:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Administrative expenses	3,126	10,749	1,652
Research and development expenses	10,189	5,419	833
Equity in loss of an affiliate	2,123	1,098	169
	15,438	17,266	2,654

Restricted share units granted to employees under the 2020 Plan will be exercisable under the following items:

(a)1/3 of the awarded restricted share units shall vest based on the following time attribution:(i) a vesting of 25% of the time attribution based restricted share units on the first anniversary of the applicable adoption date;(ii) a vesting of 25% of the time attribution based restricted share units on the second anniversary of the applicable adoption date;(iii) a vesting of 25% of the time attribution based restricted share units on the third anniversary of the applicable adoption date;(iv) a vesting of 25% of the time attribution based restricted share units on the fourth anniversary of the applicable adoption date.
(b)1/3 of the awarded restricted share units shall vest based on the Group’s weighted average market value during the last 30 days prior to the initial vesting date, the terms and conditions of which are set forth in the executed award agreements. In the event that dilution of additional share issuance occurs, the market value targets herein shall be adjusted accordingly with the proportion of additional share issuance. In the event that the average market value of Standard & Poor’s 500 index falls by more than 20% from the date of grant, it shall be deemed as a decline of the market, and the board of the Group or a committee that board delegated its powers or authority to shall adjust the vesting schedule as appropriate.
(c)1/3 of the awarded restricted share units shall vest based on certain performance conditions:(i) a vesting of 20% of the performance conditions based restricted share units if one of the performance conditions has been met at the initial vesting date;(ii) a vesting of 40% of the performance conditions based restricted share units if two of the performance conditions have been met at the initial vesting date;(iii) a vesting of 60% of the performance conditions based restricted share units if three of the performance conditions have been met at the initial vesting date;(iv) a vesting of 80% of the performance conditions based restricted share units if four of the performance conditions have been met at the initial vesting date; (v) a vesting of all of the performance conditions based restricted share units if five of the performance conditions or more have been met at the initial vesting date. As of December 31, 2020, it is probable that the 1/3 of the awarded restricted share units are fully vested because it is probable that at least five of the performance conditions will be met at the initial vesting date.

Notwithstanding the foregoing, if the Group’s weighted average market value during the last 30 days prior to the initial vesting date reaches US$2 billion or above, and to the extent such restricted share units have been granted and outstanding, any such restricted share unit (except for those are based on time attribution) shall vest in full with immediate effect, inure to the benefit of the related grantees.

For the year ended December 31, 2021 and the six months ended June 30, 2022, the Group granted 1,649,045 and 755,734 restricted share units to employees, respectively.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(d) 2020 Plan (Continued)

The following table sets forth the restricted share units of 2020 Plan for the six months ended June 30, 2022:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	restricted	price	contractual	value
	share units	US$	term	US$$'000
Outstanding as of December 31, 2021	1,481,791	—	8.95	30,531
Granted	755,734	—	—	—
Vested	(484,523)	—	—	—
Forfeited	(192,848)	—	—	—
Outstanding as of June 30, 2022	1,560,154	—	9.00	7,665

A summary of non-vested restricted share units activities for the six months ended June 30, 2022 is presented below:

		Weighted average
	Number of restricted share	grant-date fair value
	units	US$
Non-vested at December 31, 2021	1,481,791	17.80
Granted	755,734	19.49
Vested	(484,523)	9.20
Forfeited	(192,848)	9.25
Non-vested at June 30, 2022	1,560,154	13.31

Share-based compensation expenses related to the aforementioned restricted share units of 2020 Plan are included in:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Administrative expenses	207,243	16,717	2,570
Research and development expenses	99,358	11,144	1,713
Equity in loss of an affiliate	8,715	828	127
	315,316	28,689	4,410

Apart from the aforementioned restricted share units, up to 1,446,875 shares can be issued in the form of restricted share unit to eligible grantees that the board of the Group or a committee that board delegated its powers or authority determined appropriate with immediate effect of being fully vested, which are defined as special awards and are subject to terms and conditions under 2018 Plan. For the year ended December 31, 2020, the Group granted 1,328,120 such restricted share units to employees. All the restricted share units were vested as of December 31, 2021.

Share-based compensation expenses related to these restricted share units are included in:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$(Note 2.5)
Administrative expenses	4,690	—	—
Research and development expenses	3,386	—	—
Equity in loss of an affiliate	723	—	—
	8,799	—	—

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(e) 2021 Share Incentive Plan (“2021 Plan”)

On May 28, 2021, the Group adopted 2021 Plan. Under the 2021 Plan, the maximum aggregate number of shares authorized to be issued is 12,023,618 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 6,011,809 ordinary shares.

Stock options granted to employees under the 2021 Plan are graded vesting in four years with 25% vesting each year.

For the year ended December 31, 2021 and the six months ended June 30, 2022, the Group granted 2,698,245 and 2,707,238 stock options to its employees, respectively. nil options and 565,580 were exercisable as of December 31, 2021 and June 30, 2022, respectively.

The following table sets forth the stock options activities of 2021 Plan for the six months ended June 30, 2022:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2021	2,444,440	26.44	9.57	—
Granted	2,707,238	9.20	—	—
Forfeited	(374,067)	22.15	—	—
Outstanding as of June 30, 2022	4,777,611	17.23	9.40	—
Exercisable as of June 30, 2022	565,580	26.46	9.08	—

A summary of non-vested stock option activities for the six months ended June 30, 2022 is presented below:

		Weighted average
		grant-date fair value
	Number of shares	US$
Non-vested at December 31, 2021	2,444,440	14.12
Granted	2,707,238	2.78
Vested	(565,580)	14.18
Forfeited	(374,067)	4.71
Non-vested at June 30, 2022	4,212,031	8.35

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Six Months Ended June 30,	Six Months Ended June 30,
	2021	2022
Expected volatility	51.77%	53.66%
Risk-free interest rate (per annum)	1.68%	1.88%
Exercise multiple	2.80	2.20-2.80
Expected dividend yield	—	—
Contractual term (in years)	10	10

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(e) 2021 Share Incentive Plan (“2021 Plan”) (Continued)

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

Share-based compensation expenses related to the stock options of 2021 Plan are included in:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$(Note 2.5)
Administrative expenses	86	42,383	6,515
Research and development expenses	—	24,422	3,754
	86	66,805	10,269

Restricted share units granted to employees under the 2021 Plan will be exercisable under the following items:

(a)1/3 of the awarded restricted share units shall vest based on the following time attribution:(i) a vesting of 25% of the time attribution based restricted share units on the first anniversary of the applicable adoption date;(ii) a vesting of 25% of the time attribution based restricted share units on the second anniversary of the applicable adoption date;(iii) a vesting of 25% of the time attribution based restricted share units on the third anniversary of the applicable adoption date;(iv) a vesting of 25% of the time attribution based restricted share units on the fourth anniversary of the applicable adoption date.
(b)1/3 of the awarded restricted share units shall vest based on the Group’s weighted average share price during any consecutive 90 days within one year after the adoption date of 2021 Plan (the “Share Price Based Awards”):
i.a vesting of 75% of the Share Price Based Awards on the first anniversary of the adoption date of 2021 Plan, if the Group’s weighted average share price reaches the first share price level as approved by the Board;
ii.a vesting of 100% of the Share Price Based Awards on the first anniversary of the adoption date of 2021 Plan, if the Group’s weighted average share price reaches the second share price level as approved by the Board;

In the event that any share issuance in connection with any share split, share dividend, reclassification or other similar event occurs, the target share price herein shall be adjusted accordingly with the proportion of additional share issuance. In the event that the average market value of NASDAQ Biotechnology Index falls by more than 20% from the adoption date of the 2021 Plan, it shall be deemed as a decline of the market, and the Group shall adjust the vesting schedule as appropriate.

(c)1/3 of the awarded restricted share units shall vest based on the performance conditions as approved by the Board (the “Performance Conditions Based Awards”):
i.a vesting of 75% of the Performance Conditions Based Awards if more than nine (including nine) but less than twelve of the fifteen performance conditions have been met on or before the first anniversary of the adoption date;
ii.a vesting of all of Performance Conditions Based Awards if more than twelve (including twelve) of the fifteen performance conditions have been met on or before the first anniversary of the adoption date;

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(e) 2021 Share Incentive Plan (“2021 Plan”) (Continued)

As of December 31, 2021 it is probable that the 2/3 of the awarded restricted share units are fully vested because it is probable that the Group’s weighted average share price can reach the second share price level as approved by the Board during any consecutive 90 days within one year after the adoption date of 2021 Plan, and more than twelve of the fifteen performance conditions will be met on or before the first anniversary of the adoption date.

The following table sets forth the restricted share units of 2021 Plan for the six months ended June 30, 2022:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	restricted	price	contractual	value
	share units	US$	term	US$
Outstanding as of December 31, 2021	1,656,253	—	9.57	34,126
Granted	821,215	—	—	—
Vested	(602,271)	—	—	—
Forfeited	(192,126)	—	—	—
Outstanding as of June 30, 2022	1,683,071	—	9.35	8,269

A summary of non-vested restricted share units activities for the six months ended June 30, 2022 is presented below:

		Weighted average
	Number of restricted	grant-date fair value
	share units	US$
Non-vested at December 31, 2021	1,656,253	26.45
Granted	821,215	26.44
Vested	(602,271)	9.18
Forfeited	(192,126)	9.41
Non-vested at June 30, 2022	1,683,071	18.67

Share-based compensation expenses related to the restricted share units of 2021 Plan are included in:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$(Note 2.5)
Administrative expenses	154	49,317	7,581
Research and development expenses	—	36,643	5,632
	154	85,960	13,213

(f) 2022 Share Incentive Plan (“2022 Plan”)

On June 17, 2022, the Group adopted 2022 Plan. Under the 2022 Plan, the maximum aggregate number of shares authorized to be issued is 13,148,594 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 7,670,017 ordinary shares.

As of June 30, 2022, no options or restricted share units were granted under 2022 Plan.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(g) Establishment of Biomaster Trust

Biomaster Trust was established under the trust deed dated October 23, 2019, between the Company and TMF Trust (HK) Limited, or TMF Trust, as the trustee of the Biomaster Trust. Through the Biomaster Trust, the Company’s ordinary shares and other rights and interests under awards granted pursuant to 2017 Plan and 2018 Plan may be provided to certain recipients of equity awards. Upon satisfaction of vesting conditions, TMF Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interests under the equity awards to the relevant grant recipients with the consent of the advisory committee of Biomaster Trust. TMF Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee, whose members shall be appointed by I-Mab. The Company has the power to direct the relevant activities of Biomaster Trust and it has the ability to use its power over the Biomaster Trust to affect its exposure to returns. Therefore, the assets and liabilities of the Biomaster Trust are included in the Group’s consolidated balance sheets.

Share-Based Compensation Expense

The allocation of share-based compensation expense was as follows:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Administrative expenses	222,027	119,314	18,340
Research and development expenses	112,696	77,628	11,932
Equity in loss of an affiliate	12,338	1,925	296
	347,061	198,867	30,568

14. LICENSING AND COLLABORATION ARRANGEMENTS

The following is a description of the Group’s significant licensing and collaboration agreements entered into from January 1, 2017 to June 30, 2022.

A. In-Licensing Arrangements

Licensing Agreement with MorphoSys AG (“MorphoSys”)

In November 2017, the Group entered into a license and collaboration agreement with MorphoSys, with respect to the development and commercialization of MOR202/TJ202, MorphoSys´s proprietary investigational antibody against CD38 (the “CD38 product”).

Under this agreement, MorphoSys granted to the Group an exclusive, royalty-bearing, sublicensable license to exploit MOR202/TJ202 for any human therapeutic or diagnostic purpose in the licensed territory, namely mainland China, Hong Kong, Macau and Taiwan (collectively “Greater China”).

Pursuant to this agreement, the Group granted to MorphoSys an exclusive license to its rights in any inventions that the Group make while exploiting the CD38 product under this agreement, solely to exploit the CD38 product outside of Greater China.

Pursuant to this agreement, the Group paid to MorphoSys an upfront license fee of US$20.0 million (equivalent to approximately RMB132.7 million). The Group also agreed to make milestone payments to MorphoSys, conditioned upon the achievement of certain development, regulatory and commercial milestones, in the aggregate amount of US$98.5 million (equivalent to approximately RMB653.5 million). Such milestones include first patient dosed in human clinical trials, marketing approval, and first annual net sales of CD38 products covered by the agreement in excess of a certain amount.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with MorphoSys AG (“MorphoSys”) (continued)

In addition, the Group is required to pay tiered low-double-digit royalties to MorphoSys on a country-by-country and product-by-product basis during the term, commencing with the first commercial sale of a relevant licensed product in Greater China. Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the expiration of the Group’s last payment obligation under the agreement.

In 2017, the Group paid US$20.0 million (equivalent to approximately RMB132.7 million) upfront fee to MorphoSys, which was recorded as research and development expense. No additional payments were made in 2018. Due to the uncertainty involved in meeting these developments and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2018. In March and April 2019, the project achieved the first and second milestones and the Group paid US$8.0 million (equivalent to approximately RMB55.7 million) of milestone fees to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made for the year ended December 31, 2021 and for the six months ended June 30, 2022 as no further milestone has been achieved.

Licensing Agreement with Genexine, Inc. (“Genexine”)

In December 2017, the Group entered into an intellectual property agreement with Genexine with respect to GX-I7/TJ107, a long-acting IL-7 cytokine. Under this agreement, the Group obtained an exclusive, sublicensable and transferable license to use and otherwise exploit certain intellectual property in connection with the pre-clinical and clinical development, manufacturing, sale and distribution of GX-I7 to treat cancer in Greater China.

Under the terms of the agreement, the Group made an upfront payment of US$12.0 million (equivalent to approximately RMB79.6 million) to Genexine which was recorded as a research and development expense in January 2018. The Group also agreed to make milestone payments in the aggregate amount of US$23.0 million (equivalent to approximately RMB152.6 million), conditioned upon the achievement of certain development milestones, including completion of Phase 2 and Phase 3 clinical studies and new drug application (“NDA”) or biologic license application (“BLA”) approval in Greater China.

Further, the Group agreed to make milestone payments in the aggregate amount of US$525.0 million (equivalent to approximately RMB3,482.7 million), conditioned upon the achievement of certain cumulative net sales of GX-I7 up to US$2,000 million. The Group also is required to pay Genexine a low-single-digit percentage royalty in respect of the total annual net sales of GX-I7. The aforesaid milestones and royalties (other than the upfront payment) will be reduced by 50% following the entry of a generic version of GX-I7 in China, Hong Kong, Macau and Taiwan without the consent or authorization of the Group or any of the Group’s sublicensees.

Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the later of (i) the expiry of the last to expire patent of the licensed intellectual property that includes a valid claim for Greater China and that covers the composition of GX-I7; and (ii) 15 years from the date of the first commercial sale of GX-I7.

No payments to Genexine were made for the year ended December 31, 2021 and for the six months ended June 30, 2022. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2021 and June 30, 2022.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with Genexine, Inc. (“Genexine”) (continued)

In May 2020, the Group and Genexine entered into an amendment to this agreement whereby both parties desire to establish collaboration on TJ107 GBM Study in Greater China Under the terms of the expanded collaboration, the Group will be mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. The Group shall undertake to bear two-thirds (2/3) proportion of the clinical development costs and Genexine shall undertake to bear one-third (1/3) proportion of these costs. For the six months ended June 30, 2021, the costs incurred for the development of this new indication was RMB9.7 million and thus RMB6.5 million expense was recorded in the unaudited interim condensed consolidated statement of comprehensive loss. For the six months ended June 30, 2022, the costs incurred for the development of this new indication was RMB4.4 million and thus RMB2.9 million expense was recorded in the unaudited interim condensed consolidated statement of comprehensive loss.

Licensing Agreement with MorphoSys

In November 2018, the Group entered into a license and collaboration agreement with MorphoSys for MorphoSys´s proprietary antibody (MOR210/TJ210) directed against C5aR (the “C5aR Agreement”). Under this agreement, the Group obtained an exclusive, royalty-bearing license to explore, develop and commercialize certain anti-C5aR antibodies in Greater China and South Korea.

The Group will perform and fund all global development activities related to the development of MOR210/TJ210 in Greater China and South Korea, including all relevant clinical trials (including in the U.S. and China) and all development activities required for IND filing in the US as well as CMC development of manufacturing processes. MorphoSys retains rights in respect of development and commercialization of MOR210/TJ210 in the rest of the world.

Under the terms of the agreement, the Group also agreed to make milestone payments conditional upon the achievement of certain development milestones and certain annual net sales of anti-C5aR antibodies. The Group is also required to pay to MorphoSys tiered mid-single-digit royalties on annual net sales of anti-C5aR antibody products within the licensed territory.

In 2018, the Group paid US$3.5 million (equivalent to approximately RMB23.2 million) upfront fee to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2018. No additional payments were made in the year ended December 31, 2019. In August 2020, the project achieved the first milestone and the Group paid US$1.0 million (equivalent to approximately RMB6.9 million) of milestone fees to Morphosys, which was recorded as research and development expenses in the consolidated statement of comprehensive income for the year ended December 31, 2020. In January 2021, the project achieved the second milestone and the Group paid US$1.5 million (equivalent to approximately RMB9.7 million) of milestone fees to Morphosys and the related withholding tax of RMB1.3 million, which was recorded as research and development expenses in the unaudited interim condensed consolidated financial statements of comprehensive loss for the six months ended June 30, 2021. No payments to MorphoSys were made for the six months ended June 30, 2022. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2021 and June 30, 2022.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with MacroGenics

In July 2019, the Group entered into a license and collaboration agreement with MacroGenics, Inc. for development and commercialization of an Fc-optimized antibody known as enoblituzumab that targets B7-H3, including in combination with other agents, such as the anti-PD-1 antibody known as MGA012, in the People’s Republic of China, Hong Kong, Macau and Taiwan (“Greater China”). Under this agreement, the Group obtained an exclusive, sublicenseable, royalty-bearing license to MacroGenics’ patents and know-how to develop and commercialize the enoblituzumab product, and a combination regimen of enoblituzumab and MGA012, in Greater China during the term of the agreement.

In exchange for these rights, in addition to certain financial consideration, the Group will grant to MacroGenics a royalty-free, sublicenseable, license outside of Greater China, to the patents and know-how that are related to the enoblituzumab product or useful or necessary for MacroGenics to develop or commercialize the enoblituzumab product or a product containing MGA012, and combinations thereof. The license is (i) non-exclusive with respect to the enoblituzumab product, and (ii) exclusive with regard to MGA012.

Pursuant to the agreement, the Group paid an upfront fee of US$15.0 million (equivalent to approximately RMB104.4 million) to MacroGenics, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made in the year ended December 31, 2020 and six months ended June 30, 2021. Under the terms of the agreement, the Group also agreed to pay MacroGenics development milestone fees of up to US$75.0 million and regulatory milestones fees of up to US$60.0 million, respectively, and tiered double-digit royalties (ranging from mid-teens to twenty percent) based on annual net sales in the territories. In September 2021, the project achieved the first milestone and the Group paid around US$4.5 million (equivalent to approximately RMB28.9 million) of milestone fees to MacroGenics. No further payments to MacroGenics were made for the six months ended June 30, 2022.

The Group is responsible for all development costs in Greater China. MacroGenics is responsible for all development costs in the rest of the world, except that the Group is responsible for 20% of the costs incurred in (i) activities supporting global clinical trials in which the Group participates, (ii) certain CMC activities for material intended to be used in clinical trials in Greater China, and (iii) companion diagnostic development and validation for indications being studied in Greater China.

Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that no remaining milestones are probable as of December 31, 2021 and June 30, 2022.

In July 2022, due to an unexpected high incidence of fatal bleeding, MacroGenenics terminated a phase 2 study of enoblituzumab as a combination therapy with PD-1 antibody or PD-1/LAG3 bispecific antibody in patients with head and neck cancers (NHSCC). The Group has exercised its termination right under the license and collaboration agreement with MacroGenics by serving a termination notice to MacroGenics on August 29, 2022. The termination will take effect in 180 days.

Other In-Licensing Arrangements

In addition to the above arrangements, the Group has entered into other various in-licensing and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones. The Group additionally recorded US$0.3 million (equivalent to approximately RMB2.1 million) upfront fee and US$3.1 million (equivalent to approximately RMB18.7 million) milestone payment during the six months ended June 30, 2021. No upfront fee or milestone payment was recorded during the six months ended June 30, 2022. As of June 30, 2022, under the terms of the agreements, the licensors are eligible to receive from the Group up to an aggregate of approximately US$174.1 million (equivalent to approximately RMB1,132.7 million) in milestone payments upon the achievement of contractually specified development milestones and sales milestones, such as regulatory approval for the drug candidates, which may be before the Group has commercialized the drug or received any revenue from sales of such drug candidate, which may never occur.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Collaboration Agreement with ABL Bio

In July 2018, the Group and ABL Bio entered into a collaboration agreement (the “ABL Bio Collaboration”) whereby both parties agreed to collaborate to develop three PD-L1 based bispecific antibodies by using ABL Bio's proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement.

At contract inception, as both I-Mab and ABL Bio participate actively in the research and development activity. Also, the parties share the risk of failure of the BsAb products and share the income of licensing, so this contract meet the criteria of the definition of a collaborative arrangement, the Group categorized this agreement within the scope ASC 808. Prior to commercialization, the Group recorded the share of the expenses incurred by the collaboration for the development of three PD-L1 based bispecific antibodies products in research and development expense in the consolidated statements of comprehensive income (loss). For the six months ended June 30, 2021, RMB13.0 million expenses were incurred by the Group and RMB2.0 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB7.5 million (50% cost sharing) of expenses in the Group’s unaudited interim condensed consolidated financial statements of comprehensive loss for the six months ended June 30, 2021. For the six months ended June 30, 2022, RMB19.1 million expenses were incurred by the Group and RMB12.6 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB15.9 million (50% cost sharing) of expenses in the Group’s unaudited interim condensed consolidated financial statements of comprehensive loss for the six months ended June 30, 2022.

Collaboration Agreements with Tracon Pharmaceuticals, Inc. (“Tracon”)

In November 2018, the Group entered into collaboration agreements with Tracon, under which both parties agreed to co-develop the Group’s proprietary CD73 antibody, TJD5 (the “TJD5 Agreement”) and co-develop up to five BsAbs (the “BsAbs Agreement”). Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for safety reasons. In addition, the agreement in respect of TJD5 may be terminated by the Group: (i) for convenience within a certain period upon completing different clinical stages subject to certain payments and royalties, based on the clinical stage, that would be owed to Tracon upon the exercise of such termination for convenience; (ii) in the event that Tracon causes the Phase 1 study timeline to be delayed beyond the agreed extension periods; or (iii) if the Group decides to end the development of the collaborative product prior to its first commercial sale. Further, prior to the first commercial sale, Tracon may deem this agreement to be terminated by the Group if it reasonably believes that the Group has discontinued all meaningful development of the collaborative product for at least 12 months and certain other conditions are met. Additionally, in March 2019, the Group agreed with Tracon and F. Hoffmann-La Roche Ltd (“Roche”) on a clinical supply agreement for Roche to supply atezolizumab for use in clinical studies under the collaboration agreement with Tracon. As of December 31, 2019, no payments or royalties are due under this agreement. As of December 31, 2019, the Group has recorded US$4.0 million (equivalent to approximately RMB27.8 million) of research and development costs in the consolidated statement of comprehensive loss for the year ended December 31, 2019. As of December 31, 2020, the Group has recorded US$0.03 million (equivalent to approximately RMB0.17 million) of research and development costs in the consolidated statement of comprehensive income for the year ended December 31, 2020. For the six months ended June 30, 2021 and 2022, the Group has recorded US$0.12 million (equivalent to approximately RMB0.75 million) and nil of research and development costs in the unaudited interim condensed consolidated financial statements of comprehensive loss, respectively.

In April 2020, Tracon issued a notice of dispute with respect to the TJD5 Agreement and the BsAbs Agreement. The disputes relating to the TJD5 Agreement and the BsAbs Agreement are the subject of a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. The arbitration tribunal held a hearing on the merits in February 2022. As of the date of this report, the disputes have not been resolved and the Group is not able to predict the likely outcome. The Group expects that the decision from the arbitration tribunal may be available in late 2022.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Collaboration Agreements with Tracon Pharmaceuticals, Inc. (“Tracon”) (continued)

In February 2021, the Group sent Tracon a notice to terminate the TJD5 Agreement, which would result in a prespecified termination fee of US$9.0 million owing to Tracon. The Group accrued and recorded this termination fee of US$9.0 million (equivalent to approximately RMB58.1 million) as administrative expenses in the unaudited interim condensed consolidated financial statements of comprehensive loss for the six months ended June 30, 2021.

Licensing Agreement with CSPC Pharmaceutical Group Limited (“CSPC”)

In December 2018, the Group entered into a product development agreement with CSPC. The Group granted to CSPC exclusive, non-transferable, non-irrevocable and sublicensable rights in the PRC (excluding Hong Kong, Macau and Taiwan) to develop and commercialize TJ103 for treating type 2 diabetes.

CSPC is responsible for developing, obtaining market approval and commercializing the licensed products. The Group is responsible for transferring the manufacturing technology of the licensed products to CSPC and assisting CSPC in the continued optimization of such manufacturing technology thereafter.

In consideration of the license, CSPC agreed to pay the Group an upfront fee of RMB15.0 million and milestone payments in an aggregate amount of RMB135.0 million conditioned upon achieving certain clinical development and regulatory approval milestones. In addition, the Group is also entitled to royalties of up to low-double-digit percentages in respect of the total annual net sales of the products after its commercialization in the PRC. On January 31, 2022, the Group and CSPC entered into an amendment to revise the second milestone payment from RMB10 million to RMB8.5 million.

The Group determined that this collaboration is more reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, the only one performance obligation was to grant TJ103 license to CSPC. Considering that the achievements of milestones are constrained such that the transaction price shall initially only include upfront payment and subsequently, once another milestone was achieved (that means when uncertainty associated with the variable consideration is subsequently resolved), the additional milestone payment shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. As of December 31, 2018, the amount received of RMB14.2 million (net of VAT) was recorded as advance from customers in the consolidated balance sheet. In February 2019, an additional amount of RMB0.8 million (net of VAT) was received, and the license was also approved by China intellectual property office in May 2019. The first milestone was achieved in September 2019 and the amount of RMB15.0 million (net of VAT) was received according to the terms of the agreement. Accordingly, RMB30.0 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2019. No additional revenue was recognized in the year ended December 31, 2020 and for the six months ended June 30, 2021 as no further milestone has been achieved. The second milestone was achieved in November 2021 and RMB8.5 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2021. No revenue was recognized in the consolidated statements of comprehensive loss for the six months ended June 30, 2022.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Strategic Alliance Agreement with PT Kalbe Genexine Biologics (“KG Bio”)

In March 2020, the Group entered into a strategic partnership with Kalbe Genexine Biologics (“KG Bio”) to grant a right of first negotiation for an exclusive license for the development and commercialization of two I-Mab-discovered product candidates: uliledlimab, a highly differentiated anti-CD73 antibody in Phase 1 development for advanced solid tumors (“First Program”), and an I-Mab product candidate (“Second Program”) to be agreed upon by both parties in certain regions. Through this agreement, both parties intend to negotiate the terms that will be reflected in definitive agreements for each prospective program covered under this agreement.

If and when the Group and KG Bio enter into the definitive licensing agreement, the Group will be eligible to receive from KG Bio an aggregate amount of up to approximately US$340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG Bio will pay the Group tiered royalties in the low to mid-teen percentages on net sales from certain regions. As the right of first negotiation has not been exercised and the definitive agreement has not been entered into as of June 30, 2022, no revenue was recognized during the year ended December 31, 2021 and six months ended June 30, 2022.

Global Strategic Partnership with AbbVie

On September 3, 2020, the Group, through I-Mab Biopharma (Shanghai) Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of the Group, entered into a broad global strategic partnership with AbbVie Ireland Unlimited Group (“AbbVie”).

Pursuant to this collaboration, the Group will grant AbbVie a global license, excluding Mainland China, Macau, and Hong Kong, to develop and commercialize lemzoparlimab (also known as TJC4), an innovative anti-CD47 monoclonal antibody internally discovered and developed by I-Mab for the treatment of multiple cancers. The Group will retain all rights to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47) in Mainland China, Macau, and Hong Kong. The Group is also responsible for performing the development activities at its sole cost and expense as outlined in the initial development plan. Such initial development activities consist of two studies, Study I and Study II. Study I is conducted in the United States evaluating lemzoparlimab in combination with pembrolizumab or rituximab in patients with relapsed or refractory solid tumors and lymphoma. Study II is conducted in Mainland China evaluating the safety, tolerability, pharmacokinetics, pharmacodynamics and preliminary efficacy of lemzoparlimab in patients with acute myeloid leukemia (AML) or myelodysplastic syndrome (MDS). AbbVie will conduct further global clinical trials (which the Group may elect to co-fund) to evaluate lemzoparlimab in multiple cancers.

Potential collaboration on future CD47-related therapeutic agents is also allowed for under this arrangement, including CD47-based bispecific antibodies and combination therapies with lemzoparlimab and AbbVie’s venetoclax (Venclexta ®). Each party will have the opportunity, subject to rights of first negotiation to further licenses, to explore certain of each other’s related CD47-antibody programs in their respective territories.

A joint governance committee was established as set forth in the agreement, functioning as an oversight and governance mechanism. Both parties will participate in the joint governance committee to facilitate decision-making during the terms of the collaborative endeavor. Furthermore, the Group and AbbVie will share manufacturing responsibilities, with AbbVie having the opportunity to manufacture supply outside of Mainland China, Hong Kong and Macau and the Group being the primary manufacturer for supply for Mainland China, Hong Kong and Macau.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Global Strategic Partnership with AbbVie (continued)

Upon the satisfaction of all the pre-effect date covenants, the collaborative agreement took effect on December 10, 2020, on which date the Group was entitled to a non-refundable upfront payment of US$180 million. In addition, the Group is eligible to receive up to US$1.76 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low-to-mid teen double-digit percentages on global net sales outside of Mainland China, Macau, and Hong Kong.

The Group identified three performance obligations: (1) grant of lemzoparlimab license upon the effective date, (2) delivering the Study I initial development services, and (3) delivering the Study II initial development services. The total transaction price under the agreement for the year ended December 31, 2021 and the six months ended June 30, 2022 is US$250 million consisting of (i) the upfront payment of US$180 million upon the effective date, (ii) the first milestone payment of US$20 million upon the achievement of the first milestone event in late December 2020, and (iii) the second milestone payment of US$50 million as of December 31, 2021 and June 30, 2022, as the Group deemed that the achievement of the second milestone event is probable as of December 31, 2021 and June 30, 2022 that a significant reversal of revenue would not occur. The achievements of the remaining development and regulatory based milestone events, which are constrained of December 31, 2021, and June 30, 2022 will be included in the transaction price when uncertainty associated with the variable consideration is subsequently resolved. Sales-based milestones and royalties will be recognized when the subsequent sales occur.

The non-constrained consideration of US$250 million is then allocated to the three performance obligations based on the relative stand-alone selling price. For the grant of lemzoparlimab license, the Group adopted an income approach based on key assumptions and several factors including, but not limited to estimated market demand, stand-alone selling price by making reference to market comparable, development timeline, regulatory risks, future revenue potential and discount rate. The allocated price is US$228.8 million. The entire US$228.8 million (equivalent to approximately RMB1,502.9 million) was recognized as revenue at the point of the license transfer at the effective date. For the Study I and Study II initial development services, a cost-plus margin approach is utilized. The allocated price to Study I and Study II is US$11.0 million and US$10.2 million respectively. These two performance obligations are determined to be satisfied over time. The Group uses a cost-to-cost input method to measure progress as that method best depicts the transfer of the two performance obligations under the agreement. As of December 31, 2020, the cumulative percentages complete in the cost-to-cost input method for Study I and Study II were estimated to approximate 17% and 41% respectively. As a result, US$1.8 million (equivalent to approximately RMB12.0 million) and US$4.2 million (equivalent to approximately RMB27.8 million) were recognized as revenue for the year ended December 31, 2020 in the consolidated statement of comprehensive income for Study I and Study II respectively, resulting in a contract asset of US$34.8 million for this agreement as of December 31, 2020 in the consolidated balance sheets. As of December 31, 2020, the upfront payment of US$180 million was received by the Group. The 1st milestone payment of US$20 million was subsequently collected by the Group in March 2021. As of June 30, 2021, the cumulative percentages complete in the cost-to-cost input method for Study I and Study II were estimated to approximate 32% and 52% respectively. As a result, US$1.7 million (equivalent to approximately RMB10.8 million) and US$1.1 million (equivalent to approximately RMB7.0 million) were recognized as revenue for the six months ended June 30, 2021 in the unaudited interim condensed consolidated financial statements of comprehensive loss for Study I and Study II respectively. As of June 30, 2022, the cumulative percentages complete in the cost-to-cost input method for Study I and Study II were estimated to approximate 71% and 66% respectively. As a result, US$2.0 million (equivalent to approximately RMB13.3 million) and US$1.6 million (equivalent to approximately RMB10.4 million) were recognized as revenue for the six months ended June 30, 2022 in the unaudited interim condensed consolidated financial statements of comprehensive loss for Study I and Study II respectively, resulting in an addition of contract asset of RMB37.3 million for this agreement as of June 30, 2022.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Strategic collaboration with Jumpcan

On November 10, 2021, the Group entered into a strategic collaboration agreement (the “Jumpcan Agreement”) with Jumpcan Pharmaceutical Group (“Jumpcan”), a China pharmaceutical company specialized in and committed to pediatric medicines, for the development, manufacturing and commercialization of I-Mab’s highly differentiated long-acting recombinant human growth hormone, eftansomatropin alfa (the “TJ101” and “Licensed Product”) in mainland China (the “Territory”).

Under the collaboration agreement, I-Mab will continue to lead the ongoing registrational Phase 3 clinical trial of eftansomatropin alfa in pediatric growth hormone deficiency (PGHD). The two companies will share costs of manufacturing tech transfer, process optimization and new formulation development. I-Mab will be the marketing authorization holder (MAH) of the product and supply the product at agreed cost to Jumpcan. Jumpcan will be responsible for commercializing the product and developing new indications in collaboration with I-Mab in mainland China. I-Mab will provide clinical, manufacturing and academic support.

According to the terms of the collaboration agreement, Jumpcan will make an upfront payment of RMB 224 million to I-Mab and, upon achievement of development, registration and sales milestones, certain milestone payments of up to RMB 1.792 billion, making the non-royalty payments a total of up to RMB 2.016 billion. In addition, I-Mab and Jumpcan will share profits generated from commercialization of the product in mainland China on a 50/50 basis, pursuant to which I-Mab will be entitled to receive tiered low double-digit royalties on net sales.

The Group performed assessment and concluded that all the promise identified, including the grant of the license to Jumpcan, Phase III clinical trial in PGHD and CMC development under the Jumpcan Agreement have been bundled into a single performance obligation. The amounts of the transaction price allocable to this performance obligation are deferred until the control of the manufactured commercial drug product has begun to transfer to Jumpcan. For the year ended December 31, 2021, the Group received the upfront fee of RMB224 million from Jumpcan and recorded it as contract liabilities in the consolidated balance sheet as of December 31, 2021. According to the terms of the collaboration agreement, Jumpcan shall undertake to bear 50% proportion of the CMC cost occurred by I-Mab after the effective date of this agreement. these costs. For the six months ended June 30, 2022, the Group received the payment of RMB10.5 million from Jumpcan related to the cost sharing and recorded it as contract liabilities in the consolidated balance sheet.

15. OTHER INCOME (LOSS), NET

The following table summarizes other income and expenses, recognized for the six months ended June 30, 2021 and 2022:

		Six Months Ended June 30,
		2021	2022
	Notes	RMB	RMB	US$
				(Note 2.5)
Income of incentive payment from depository bank	10	1,201	1,208	180
Fair value change of short-term and other investments		13,494	(23,765)	(3,548)
Fair value change of put right liabilities		14,618	30,798	4,598
Net foreign exchange gains (losses)		19,350	(72,718)	(10,857)
Subsidy income (3)		3,764	12,353	1,844
Others		(523)	180	28
		51,904	(51,944)	(7,755)
(3)For the six months ended June 30, 2021, subsidy income primarily consists of an amount of RMB2.9 million related to the paycheck protection program loan forgiveness approved by the U.S. Small Business Administration in April 2021. For the six months ended June 30, 2022, subsidy income consists primarily of the government grant of RMB10 million. The government grant was granted by the project management office of Shanghai Zhangjiang Science City to support the research and development activities in the local region.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$(Note 2.5)
Numerator:
Net loss attributable to I-Mab	(1,076,481)	(1,046,857)	(156,292)
Net loss attributable to ordinary shareholders	(1,076,481)	(1,046,857)	(156,292)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	168,827,190	188,857,353	188,857,353
Net loss per share—basic and diluted	(6.38)	(5.54)	(0.83)

The effects of all outstanding restricted shares, certain stock options and warrants have been excluded from the computation of diluted loss per share for the six months ended June 30, 2021 and 2022 as their effects would be anti-dilutive. The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Six Months Ended June 30,
	2021	2022
Restricted shares	3,193,105	746,792
Stock options	18,326,406	4,166,250
Warrants	1,596,174	—

17. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made. The total amounts charged to the interim condensed consolidated statements of comprehensive loss for such employee benefits amounted to approximately RMB11,283 and RMB17,790 for the six months ended June 30, 2021 and 2022, respectively.

18. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is a party to or an assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (see Note 14). In April 2020, Tracon issued a notice of dispute with respect to the TJD5 Agreement and the BsAbs Agreement. The disputes relating to the TJD5 Agreement and the BsAbs Agreement are the subject of a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. The arbitration tribunal held a hearing on the merits in February 2022. As of the date of this report, the disputes have not been resolved and the Group is not able to predict the likely outcome. The Group expects that the decision from the arbitration tribunal may be available in late 2022 (see Note 14). As of December 31, 2021 and June 30, 2022, the Group did not record any liabilities for these disputes. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or possible loss, if any.

The Group did not have significant long-term obligations, or guarantees as of December 31, 2021 and June 30, 2022.

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Capital commitments

The capital expenditures related to property, equipment and software contracted for as of December 31, 2021 and June 30, 2022 but not recognized in the Group’s consolidated financial statements were RMB24,426 and RMB14,604, respectively. The Group did not have significant capital commitments as of December 31, 2021 and June 30, 2022.

19. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021 and June 30, 2022:

Name of related parties	Relationship with the Group

I-Mab Biopharma (Hangzhou) Co., Limited	Subsidiary of the Group before September 15, 2020; Affiliate of the Group after September 15, 2020

Details of related party balances as of December 31, 2021 and June 30, 2022 are as follows:

Prepayments

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	8,079	—	—

Accruals and other payables

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	8,757	1,307

Details of related party transactions for the six months ended June 30, 2021 and 2022 are as follows:

Receipt of CRO and CMC services - recognized in research and development expenses

	Six months ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	48,799	7,285

Provision of FTE and other services - recognized in other income

	Six months ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	8,257	—	—

Expenses paid on behalf of an affiliate

	Six months ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	2,451	—	—

I-MAB

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Amounts received on behalf of an affiliate

	Six months ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	281	—	—

Amounts paid by an affiliate on behalf of the Group

	Six months ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	17,396	516	77

20. CONCENTRATION OF CREDIT RISK

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, contract assets, and other receivables. The carrying amounts of cash and cash equivalents, short-term investments, and contract assets represent the maximum amount of loss due to credit risk. As of December 31, 2021 and June 30, 2022, all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the accounts receivable, contract assets, and other receivables, the Group performs on-going credit evaluations of the financial condition of its customers and counterparties.

21. SUBSEQUENT EVENTS

On August 15, 2022, the Group and AbbVie entered into an amendment to the original licensing and collaboration agreement. As a part of the amendment, AbbVie will discontinue the global Phase 1b study of the lemzoparlimab combination therapy with AZA and venetoclax, in patients with MDS and AML, which in turn would lead to the noncompletion of a key milestone in the original licensing and collaboration agreement. As a result, this event is expected to result in a loss of no more than US$50.0 million for the Group in the second half of 2022.